VIA EDGAR

December 18, 2015

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Santander Holdings USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 18, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 13, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 13, 2015
File No. 001-16581

Dear Ms. Hayes:

This letter is in response to the comments you raised in your letter dated November 20, 2015 based on your review of Santander Holdings USA, Inc.’s (the “Company’s” or “SHUSA’s”) Form 10-K for the year ended December 31, 2014 and Form 10-Q's for the quarter ended March 31, 2015 and September 30, 2015.

Set forth below are responses to each of the Staff’s comments. For ease of reference, we have repeated the Staff’s comments, indicating each comment in boldface text with our response below. We have also underlined proposed additions and struck through proposed text to be deleted in future filings. Unless stated otherwise, the Company’s intention would be to include additional disclosures, as appropriate, commencing with the filing of our December 31, 2015 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 19 - Fair Value, page 186

Level 3 Rollforward for Recurring Assets and Liabilities, page 191

1.
We note your response to prior comment 14 regarding the $559.2 million gain in earnings related to your retail installment contracts held for investment. We also note that during the nine months ended September 30, 2015, you recognized an additional $219.8 million of gains in earnings on this same loan portfolio. It is still unclear to us how you have recognized $779.0 million of gains on this portfolio of loans, which had a fair value of $1.9 billion at the date of the Change in Control and an aggregate unpaid principal balance of $2.6 billion. Please respond to the following:

•	Separately quantify each of the factors driving the gains during each of these periods.

At January 28, 2014 (the "Change in Control date"), the Company irrevocably elected the fair value option ("FVO")for (1) non-performing organically originated retail installment contracts ("NP RICs"), (2) purchased auto receivables, and (3) purchase recreational vehicle ("RV") receivables acquired with evidence of credit deterioration in accordance with ASC 825, Financial Instruments, as noted on page 120 of SHUSA's December 31, 2014 Form 10-K.

The fair value of the loan portfolios acquired as part of SHUSA’s consolidation of Santander Consumer USA Holdings Inc. (“SC”) in connection with the change in control of SC (the "Change in Control") was derived utilizing known information and assumptions on the Change in Control date. The Company has not recognized interest income for these NP RICs, and has recognized changes in the fair value of these loans as part of other non-interest income in the Company’s Consolidated Statement of Operations.

The fair value of the three loan portfolios for which the Company elected the FVO at the Change in Control date was derived using discounted cash flow models for performing loans and liquidation cash flow models for non-performing loans. Management updates the inputs to the valuation models quarterly based on independent external valuation reports, using internal and external data for similar transactions that occurred in the market place. The liquidation cash flow model uses observable third-party exit pricing from recent automobile auctions.

The largest factor driving the $779.0 million gain on these portfolios since the Change in Control date was $335.0 million of gains (which excludes $103.5 million of interest income on the FVO portfolio, further discussed below) associated with the NP RICs which had an unpaid principal balance of $786.1 million at the Change in Control date. At the Change of Control date, the Company determined that the best method to determine the fair value of this non-performing loan portfolio was to utilize a liquidation cash flow model, consistent with a market participant view. Given the subprime nature of the portfolio and delinquency status of the loans, we did not assume at the Change in Control date that any of the loans in this portfolio would return to performing status.
As of June 30, 2014, approximately 53% of the NP RIC portfolio had charged-off, 14% were still non-performing, and approximately 33% had returned to performing status. As such, the Company determined, as of June 30, 2014, that a discounted cash flow model was a more appropriate valuation method to use prospectively for the performing portfolio as it is reflective of the assumptions that market participants would use when pricing similar assets. The change in valuation method resulted in an increased value of the portfolio as it extended the expected future cash flow streams.
Interest income, which we elected to recognize through changes in fair value, also increased the fair value of all of the FVO portfolios by $282.1 million ($209.6 million during the year-ended December 31, 2014 and $72.5 million for the nine-month period ended September 30, 2015). The remaining gains on the portfolios since the Change in Control date were driven by lower than forecasted net charge-offs and other mark-to-market adjustments.

•
Your response indicates that more than half of the 2014 gain was due to a significant portion of the loans returning to performing during the year. Given your historical knowledge of these loans, tell us whether you had originally projected whether any of the loans would return to performing. Additionally, tell us the factors driving the significant change in assumption about the amount/percentage of loans that would return to performing.

One of the three loan portfolios acquired at the Change in Control date for which the Company elected the FVO was comprised of greater than 60 days past due, NP RICs which had an unpaid principal balance of $786.1 million. The Company determined the best method to estimate the fair value of these non-performing loans at the Change in Control was to utilize a liquidation cash flow model, as the Company believes this is consistent with a market participant's estimate of fair value for a similar portfolio, given the subprime nature of the portfolio and delinquency status of the loans. The liquidation cash flow model also uses relevant observable third-party exit pricing from recent automobile auctions.
As of June 30, 2014, approximately 53% of the NP RIC portfolio had charged-off, 14% were still non-performing, and approximately 33% had returned to performing status. The Company determined, as of June 30, 2014, that a discounted cash flow model was a better valuation method for this portfolio once the majority of the remaining portfolio had returned to performing status. This resulted in an increased estimated value of the portfolio due to extended expected future cash flow streams. As of September 30, 2015, approximately $83.4 million of unpaid principal balance of the original NP RIC loan portfolio remains and approximately 73% is currently performing as of September 30, 2015.

•
Your response also states that a large portion of the 2014 gain was due to an extension of the expected life of the loans. Tell us the factors and data considered in driving this change in expectation and explain how it differed from your original assumption.

The NP RIC loan portfolios expected life at the Change of Control date was approximately 90 days, which is consistent with the average time period SC normally liquidates collateral for these loans. As loans that were non-performing at the Change in Control date migrated to performing status, the future cash flow associated with those loans extended from 90 days to the expected length of the contract, which increased the fair value of the portfolio since the Change in Control date.

The purchased auto loan portfolio, which had a fair value of approximately $1.2 billion at the Change in Control date had an expected life of 10 months at the Change in Control date. As of September 30, 2015, the remaining life of this portfolio is 9 months, primarily due to loans that were modified through extension. Loan deferral activity increases the expected lives of the loans and can increase the fair value of the loan portfolio due to increased interest income. It can also be an indicator of repayment uncertainty. The repayment uncertainty and deferral activity is considered and reflected in the valuation of the portfolio as the fair value mark decreased from 90.27% at December 31, 2014 to 85.52% at September 30, 2015.

•
We note per page 73 of your September 30, 2015 Form 10-Q that $219.8 million of the gain recognized during 2015 relates to the $374.2 million fair value of loans remaining in the portfolio at September 30, 2015. Tell us the factors driving such a substantial increase in fair value during the period. In this regard, it appears the gain represents a 142% increase in fair value for these loans in nine months, which follows substantial increases in fair value of the same loans during 2014.

The fair value of the loans for which we elected the FVO was $845.9 million at December 31, 2014. The $219.8 million of gain recognized during the nine-month period ended September 30, 2015, is the aggregation of the month-to-month gains experienced by the NP RIC, purchased RV, and purchased auto loan portfolios. As noted above, interest income, net charge-offs, and mark-to-market adjustments also contribute to the gains within the loan portfolios for which the Company has elected the FVO. Interest income, which increases the fair value of the portfolios, was $72.5 million for the nine-month period ended September 30, 2015. In addition, $147.4 million of gains during the nine-month period ended September 30, 2015 were driven by lower than forecasted net charge-offs and other mark-to-market adjustments for all three of loan portfolios for which the Company has elected the FVO.

•
We note per the disclosure of the range of unobservable inputs table for these loans at December 31, 2014 and September 30, 2015 that the weighted average discount rate actually increased from 8.87% to 10.63% at September 30, 2015, and the recovery rate actually decreased from 38.40% at December 31, 2014 to 31.67% at September 30, 2015. In light of these changes in assumptions, which would seem to decrease the value of any gains during 2015, please explain further how these assumption changes drove the substantial gains during 2015.

The primary driver of the change to the weighted average discount rate and recovery rate of the unobservable inputs table is the composition of the FVO loans. At December 31, 2014, the RV portfolio comprised 35.2% of the combined portfolio, while at September 30, 2015 it comprised 63.3% of the combined FVO portfolio. The valuation of the RV portfolio has a higher discount rate and lower recovery rate than the other two portfolios, which impacted the weighted average calculations disclosed within the footnotes. The gains during 2015 were driven by the factors described in the responses to the previous questions above while the decrease in unobservable inputs was driven by the change in the composition of the FVO portfolio from December 31, 2014 to September 30, 2015.

Note 24 - Business Segment Information, page 214

Results of Segments, page 216

2.
We note your response to prior comment 15 but it is still unclear to us why the provision for credit losses would be higher than the SCUSA provision based on the explanation provided. We also note per page 85 of the September 30, 2015 Form 10-Q that the provision for credit losses is again higher by the amount of $573.9 million, and there is no adjustment in the eliminations column like there was at December 31, 2014. Please respond to the following:

•	Clarify if this methodology is used or considered in any way in measuring the allowance for the SCUSA loan portfolio in your consolidated financial statements.

SHUSA’s methodology for estimating losses is based on SC for post Change in Control loans. For pre-Change in Control loans, the methodology is also based on SC, but there is a difference related to the purchased discount recorded as part of the Change in Control. The Company acquired a portfolio of performing retail installment contracts ("RICs") which had an unpaid principal balance of $20.3 billion and a fair value of $18.0 billion. In accordance with ASC 805-20-30-4, the Company did not record an allowance for this loan portfolio at acquisition. The purchase discounts have been accreted over the remaining expected lives of the loans using the effective interest rate method. The Company assesses the collectability of the recorded investment on a collective basis quarterly based on the same methodology utilized by SC to determine the allowance for loan losses at a level considered adequate to cover probable incurred credit losses in the portfolio. On a quarterly basis, the Company reviews both the SC allowance and the remaining unamortized purchase discount to determine whether the discount is sufficient or an additional allowance needs to be established when the recorded investment exceeds the unpaid principal balance net of estimated incurred losses.

•
Your response states that “If SCUSA’s allowance is greater than the remaining purchase discount the difference is deemed to be SHUSA’s allowance requirement. When losses occur, SHUSA’s recorded investment is charged off against the allowance. If at the time of the charge-off, SHUSA does not have any allowance, the charge off is recorded against provision expense directly.” Given SHUSA’s large purchase discount, tell us why SHUSA’s provision would be based on the sum of SCUSA’s allowance, plus this additive difference between these two amounts. Additionally, explain in further detail what you mean by the “charge-off being recorded against provision expense directly” in the context of coming up with this estimate.

The fair value of the RIC portfolio and the corresponding purchase discount recorded by the Company was derived utilizing known information and assumptions at the Change in Control date.  Since the Change in Control date, we have been following “accrete to impairment” methodology, which is described as follows:

For acquired pools of loans that are not accounted for under ASC 310-30, the allowance for loan losses is determined using the guidance in ASC 450. Additionally, the discount for such portfolio is accounted for in accordance with ASC 320-10 and is accreted using the interest method. In looking to this guidance, an allowance for loan losses is established when losses have been incurred. The book value reflected on the balance sheet at a point in time will, generally, reflect the contractual amount of the loan less any allowance for loan losses. However, this is not necessarily the case in situations where loans are purchased at a discount, as further described below.
For example, assume a portfolio of homogenous loans with par value of $1,000 is purchased for $850. Under ASC 805, the portfolio of loans is initially recorded at fair value of $850, resulting in an initial purchase discount of $150. The portfolio of loans is accreted from $850 to $1,000 based on guidance in ASC 310-20.
On Day 2, the portfolio of loans will be subject to an entity's allowance for loan loss process, whereby the portfolio of loans will be subject to ASC 450 at a pool level. Based on pool level cash flows and historical data, assume that an incurred loss of $100 is calculated. The question has often arisen as to whether (1) a pool level allowance should be established to reflect the $100 incurred loss or (2) whether no allowance for loan loss should be recorded, given that the par value ($1,000) less incurred loss of $100 is higher ($900) than the current book value ($850) given the initial purchase discount of $150.
ASC 450 is a balance sheet focused model and, consistent with other impairment models, contains a trigger to recognize impairment. As a result, no allowance is recognized until the current book value is accreted past the level of incurred loss. In the fact pattern above, the portfolio of loans initially recognized at $850 will accrete up to $1,000. Assuming that the incurred loss on the portfolio above remains $100, an allowance for loan losses will be recorded when the portfolio is accreted past $900.

In instances where a loan or loans have been identified for charge-off but not have yet “accreted to impairment,” the charge-off is recorded through a debit to provision expense and a credit to the loan balance.

For loans that have been originated after the Change in Control date, the accounting is the same for both SC and SHUSA.

•	Consider providing us with an illustrative example walking through how the “SCUSA purchase price adjustment” column and the “eliminations” column is calculated.

For illustrative purposes regarding how the accounting described above impacts the results of SHUSA’s segments disclosures within the segment footnote, we will expand on the accrete to impairment concept discussed above. Assume that the portfolio of loans with an unpaid principal balance of $1,000 recorded at the Change in Control date of $850 had a carrying value of $920 at September 30, 2015, but there was an incurred loss event of $100. At September 30, 2015, the accrete to impairment methodology would result in provision expense of $20, for allowance to be recorded for the period ended September 30, 2015. Provision expense recorded by SC is disclosed within the SC column, while the incremental reserve required by SHUSA is disclosed within the Purchase Price Adjustments column.

As of September 30, 2015	SC	Purchase Price Adjustments	Eliminations	Total

Provision for credit losses	$—	20	—	$20

In the Company’s December 31, 2014 Form 10-K, the Eliminations column of the segments footnote represents the adjustments required for the month (January 2014) that SHUSA accounted for SC as an equity method investment and the elimination of intercompany transactions, while the Eliminations column only represents the elimination of intercompany transactions in the September 30, 2015 Form 10-Q as noted in footnote 4 of the Segments table (page 85).

Item 11. Executive Compensation, page 230

Compensation Discussion and Analysis, page 230

3.
We note your response to prior comment 16. Please show us how you arrived at the 39.6% achievement for the combined Santander target based on the disclosures in the preceding paragraphs. A tabular presentation illustrating how you arrive at the 39.6% figure may help clarify your narrative disclosure. Additionally, please consider providing a tabular disclosure for each of your named executive officer illustrating the impact of the qualitative modifier and any discretionary adjustments to clarify how you arrived at each short-term incentive payout amount.

The 39.6% achievement for the combined Santander target is the sum of 26.2%, which was the weighted pool funding of Santander’s ordinary attributable profit, plus the 12.2% weighted pool funding from Santander’s return on risk weighted assets goal multiplied by the qualitative modified discussed in our response to prior comment 17. SHUSA will clarify the calculation of this achievement in future filings.

As noted on page 235 of SHUSA’s Form 10-K, the Remuneration Committee approved a pool funding under the Executive Bonus Program of 96.2% which is then subject to a discretionary adjustment either upwards or downwards based on the executive’s individual performance evaluation. Similar to the establishment of the executive officer’s target bonus amount, SHUSA does not use a formulaic approach in determining an individual’s short-term incentive payout amount. Instead, a detailed assessment is performed on each named executive officer’s accomplishments versus pre-established goals for the year with respect to individual performance evaluation results. For the year ended December 31, 2014, the short-term incentive payout amounts ranged from a high of 96.2% to a low of 59.5% of the target bonus amount. SHUSA will clarify the calculation of this achievement in future filings.

4.	We note your response to prior comment 17. Please confirm that in future filings, as applicable, you will identify each factor and the degree to which each factor impacted the qualitative modifier.

The Company acknowledges the Staff’s comment and will revise future filings to identify each factor and the degree to which each factor impacted the qualitative modifier.

5.
We refer to prior comments 18 and 19. Please confirm that in future filings as applicable you will provide disclosure explaining how each executive officer’s target bonus amount was calculated and the accomplishments supporting the actual award payments.

The Company acknowledges the Staff’s comment and will include in future filings additional disclosure explaining how each executive officer’s target bonus amount was calculated and accomplishments supporting the award payments.
Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 5 - Loans and Allowance for Credit Losses, page 23

Consumer Lending Asset Quality Indicators Credit Score, page 32

6.
We note that the value of retail installment contracts and auto loans for which the credit scores are not considered in the allowance model increased by 97% since December 31, 2014 to $5.2 billion at September 30, 2015 or 20% of the portfolio. Please tell us the drivers of this increase, and the primary factors you do consider in your allowance model for this portion of the loan portfolio.

The composition of the RICs and auto loans within the “N/A” category of the disclosure table primarily includes two types of loans: 1) loans held for sale which are recorded at the lower of cost or fair value and do not have a related allowance as indicated by footnote 3 to the tables on page 33 of the Form 10-Q, and 2) loans for which borrowers did not have FICO scores at origination.
During the period from December 31, 2014 to September 30, 2015, the RICs and auto loans held-for-sale portfolio grew by $780.3 million, or 1,717.9%. This increase was primarily attributable to the Company preparing for a loan securitization at September 30, 2015 as part of the Company’s balance sheet management strategy.
The second driver of the increase was growth in the Company’s loans for which borrowers did not have FICO scores at origination. This portfolio grew $1.4 billion, or 46.6%, during the period December 31, 2014 to September 30, 2015. During 2015, the Company analyzed “Thin” and “No FICO” RICs that were originated in the first half of 2014, noting that these loans exceeded targeted returns. As a result, the Company implemented pricing changes relating to this segment of loans during 2015 to capture additional loan volume within this segment while closely monitoring loan performance. The remaining increase is primarily attributable to the impact of purchase mark accretion that has increased the carrying value of certain loans since the Change in Control date.
For held-for-investment loans with and without FICO scores, the Company’s allowance model utilizes an internal credit score for loss forecasting. The internal credit score is comprised of historical loan bureau ratings, information from a Lexis/Nexis data-base, and loan structure information such as loan-to-value and payment-to-income ratios, income data, etc. This internal credit score is then utilized within the allowance model to forecast future losses.

Financial Impact and TDRs by Concession Type, page 36

7.
We note that the disclosed number and dollar amount of the retail installment contracts and personal loans that were modified, as well as the number and dollar amounts of the TDRs which have subsequently defaulted, decreased significantly from the amounts previously reported “to correct the TDR activity that occurred” for the three and nine months ended September 30, 2014. Please respond to the following:

•	Describe in detail the drivers for this change in reporting.

•	Discuss how the error in reporting was identified and by whom.

•	Tell us how you concluded this change in reporting did not have any financial impact on your consolidated financial statements.

On December 16, 2014, the Company filed an amended Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 (“Form 10-Q/A”) with the SEC to make certain corrections to previously disclosed amounts in the Condensed Consolidated Statements of Note 5. As further described in Note 1 to the Form 10-Q/A, the corrections did not affect the Condensed Consolidated Statements of Operations, or Condensed Consolidated Statements of Comprehensive Income for the three- and nine- month periods ended September 30, 2014 and 2013, Condensed Consolidated Statements of Stockholder's Equity for the nine-month periods ended September 30, 2014 and 2013, or the Condensed Consolidated Balance Sheets at September 30, 2014.

The reporting error was self-identified by the Company during a comprehensive subsequent review of the March 31, June 30, and September 30, 2014 Quarterly Reports on Form 10-Q management performed after the identification of an error in the Statement of Cash Flows which led to the material weakness that was disclosed in Item 4 of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on November 17, 2014. Additional controls put in place between the filing of the original and the amended Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 identified a manual error in the process to query data utilized to create the disclosures for RICs and auto and personal unsecured loan TDRs.

Since the reporting error was a result of the process used to query and compile TDR data into an appropriate disclosure format and not the identification of TDRs within the Company’s loan systems, there was no impact to any line items in the Company’s Condensed Consolidated Financial Statements. The Company completed a materiality assessment related to these errors in previously-issued financial statements to determine whether those previously-issued financial statements were materially misstated when read in totality. Based on this assessment, management concluded that the errors were quantitatively and qualitatively immaterial when the financial statements were taken as a whole, as we did not believe the errors would have changed the judgment of users of the financial statements. This conclusion is supported by the fact that the errors did not change earnings, have a significant impact on trends such as our charge-off rates or impact regulatory capital ratios, or compliance with debt covenants or other contractual requirements. In addition, correcting the errors had no impact on the Company’s Condensed Consolidated Statements of Operations or Condensed Consolidated Statements of Comprehensive Income for the three and nine month periods ended September 30, 2014, Condensed Consolidated Statement of Stockholder's Equity for the nine-month periods ended September 30, 2014, or Condensed Consolidated Balance Sheet at September 30, 2014.

Please refer to Item 9A of the Annual Report on Form 10-K as of December 31, 2014 filed with the SEC on March 18, 2015 and Item 4 of the Quarterly Reports on Form 10-Q filed with the SEC on May 13, 2015, August 12, 2015, and November 13, 2015 for management’s updates on the status of material weakness remediation activities.

Note 11 - Derivatives, page 52

Disclosures about Offsetting Assets and Liabilities, page 51

8.
We note your response to prior comment 20. It is still unclear to us how the different amounts are being reflected in your offsetting table. For example, it appears that the amount for “gross amounts offset in the condensed consolidated balance sheet” column for other derivative activities includes both the effect of master netting agreements and cash collateral received or posted. However, you also have a column for either cash collateral received (for the offsetting of financial assets) and a column for cash collateral pledged (for the offsetting of financial liabilities) and it is not clear the drivers for how the cash collateral pledged or received is reflected between these two categories. Please advise, and revise future filings as appropriate to clarify your presentation.

The Company has International Swaps and Derivatives Association (“ISDA”) agreements with certain of its derivative product counterparties. Prior to April 1, 2013, the Company’s policy was to present net in the consolidated balance sheets all caps, floors, and interest rate swaps for which it had an ISDA master netting agreement in accordance with ASC 815-10-45-3 through 45-7. All other derivative products were not presented net in accordance with the Company’s policy. As noted in the Company’s Form 10-Q for the quarterly period ended March 31, 2013, the Company adopted the provisions of ASU 2011-11, an update to ASC 210, Balance Sheet. The updates to ASC 210 were effective for the Company for interim and annual periods beginning January 1, 2013, and were applied retrospectively to the beginning of the first annual period presented. Derivative agreements that have been entered into by the Company subsequent to the adoption of ASU 2011-11 are not netted within its Consolidated Financial Statements in accordance with the Company’s policy.
The Company’s derivatives are presented within the Offsetting of Financial Assets and Liabilities tables in the September 30, 2015 Form 10-Q as follows:

•	Gross amounts of recognized assets/liabilities - This column represents the Company’s gross asset or liability position by derivative product type.

•
Gross amounts offset in the Condensed Consolidated Balance Sheet - This column represents the gross amount of assets or liabilities associated with transactions entered into before April 1, 2013 that has been offset within the Company’s Condensed Consolidated Balance Sheet.

•	Net amounts of assets/liabilities presented in the Condensed Consolidated Balance Sheet - This column within the table is the net of the two columns discussed above.

•
Financial instruments - This line represents the financial instruments, typically investment securities, that have been received/pledged for trades for which there is a master netting arrangement with the counterparty; however, the amounts are not offset due to the Company’s policy.

•
Cash collateral received/pledged - This line represents the cash collateral that has been received/pledged for trades where there is a master netting arrangement with the counterparty; however, the amounts are not offset due to the Company’s policy.

•	Net amount - This column within the footnote table is the Company’s net credit exposure.

The Company will include additional disclosure as an introduction to the Offsetting of Financial Assets and Liabilities tables in future filings, as applicable, similar to the following:

The Company’s has elected to present derivative balances on a gross basis even if the derivative is subject to a legally enforceable master netting (ISDA) agreements for all trades executed after April 1, 2013. Collateral that is received or pledged for these transactions is disclosed within the “Gross amounts not offset in the Condensed Consolidated Balance Sheet” section of the tables below. Prior to April 1, 2013, the Company had elected to net all caps, floors, and interest rate swaps when it had an ISDA agreement with the counterparty. The collateral received or pledged in connection with these transactions is disclosed within the “Gross amounts offset in the Condensed Consolidated Balance Sheet” section of the tables below.

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 103

Provision for Credit Losses, page 103

9.
We note your disclosure that consumer loan net charge-offs as a percent of average consumer loans increased to 2.3% and 4.4% for the three-month and nine-month periods ended September 30, 2015, respectively, compared to 1.4% and 2.6% for the corresponding periods in the prior year. You go on to state that the changes were due to growth in the net charge-offs for the retail installment contracts and auto loans portfolio, offset by decreases in residential mortgage and home equity portfolio charge-offs. However, please tell us and expand your disclosures in future filings to discuss the underlying drivers in these other portfolios that drove the increase in charge-offs, rather than simply stating the growth in the charge-offs in these other portfolios. Additionally, to the extent known, discuss whether the trends experienced during 2015 are expected to continue and the factors driving your expectations.

Response: The Company acknowledges the Staff’s comment and will include additional disclosure in future filings, as applicable, similar to the following:
Consumer loan net charge-offs as a percentage of average consumer loans increased to 2.3% and 4.4% for the three-month and nine-month periods ended September 30, 2015, respectively, compared to 1.4% and 2.6% for the corresponding periods in the prior year. The increases in consumer loan net charge-offs as a percentage of average consumer loans for the three-month and nine-month periods are primarily attributable to lower of cost or fair value adjustments on certain RICs and auto loans, and SC’s personal unsecured loan portfolios, upon reclassification to held-for-sale, which were reflected as charge-offs of $441.7 million and $451.0 million for the three-month and nine-month periods ended September 30, 2015.

•
As of September 30, 2015, SC, a majority owned subsidiary of the Company determined that it no longer intended to hold its personal unsecured lending assets for investment. As a result, $1.9 billion of personal unsecured loans were transferred to held-for-sale, net of a lower of cost or fair value adjustment of $377.6 million, which was charged off against the credit loss allowance.

•
The Company sold $1.7 billion of SC’s RICs and auto loans during the quarter ended September 30, 2015, and reclassified those loans as held for sale, with the associated lower of cost or fair value adjustments, prior to the sale, of $64.1 million and $73.4 million for the three and nine months ended September 30, 2015, respectively.

When adjusting for these lower of cost or fair value adjustments, SC’s consumer loan net charge-off rate did not change materially year-over-year. Future loan originations and purchases under SC’s personal lending platform will also be classified as held-for-sale. Future lower of cost or fair value adjustments could impact the reported charge-off ratio; otherwise, the Company does not expect significant movements in its charge-off ratios, as underlying customer credit trends are flat.
Net charge-offs decreased in the residential mortgage portfolio for the three-month period and nine-month periods ended September 30, 2015, respectively, when compared with the corresponding periods in the prior year, due primarily to a sale of nonperforming and TDR residential mortgage loans that increased charge-offs by $61.2 million during the third quarter of 2014. Net charge-offs on this portfolio decreased $95.4 million and $106.6 million for the three-month and nine-month periods ended September 30, 2015, respectively, compared to the corresponding periods in the prior year.
Troubled Debt Restructurings (TDRs), page 117

Retail Installment Contracts, page 119

10.
We note your disclosure on page 119 that total retail installment contracts and auto loan TDRs (performing and non-performing) grew from 8.7% of your total retail installment contract and auto loan portfolio at December 31, 2014 to 13.7% at September 30, 2015. Tell us and revise future filings to discuss the underlying drivers of the percentage increase in TDRs for this loan portfolio and discuss, to the extent known, whether the trends experienced during 2015 are expected to continue.

Response:
As noted in our SEC Comment Letter Response dated August 26, 2015, in response to questions #5 and #11:

ASC 805-20-30-4 provides that the loans’ performance and restructured terms prior to the business combination are already considered in their fair value measurements. Therefore, the loans acquired by SHUSA are treated as newly-acquired loans.
Over the course of the remaining lives of the loans acquired in the Change in Control, the Company expects that the rate of TDR in the RICs and auto loans portfolio could continue to increase at SHUSA until the loans that were treated as newly-acquired loans at the Change in Control date have received a modification, a deferral greater than 90 days, or a second deferral after the Change in Control date and been identified as TDRs for SHUSA reporting purposes, or have been paid or charged off. This could result in increased TDR activity within the acquired loan portfolios for SHUSA relative to the TDR activity reported at SC. The increased TDR may continue until the loan portfolios acquired as part of the Change in Control run-off.
The Company acknowledges the Staff’s comment and will include additional disclosure in future filings, as applicable, similar to the following:
Total RIC and auto loan portfolio TDRs (performing and nonperforming) comprised 8.7% of the Company’s total RIC and auto loan portfolio at December 31, 2014 and 13.7% at September 30, 2015. Loan portfolios acquired as part of a business combination like the Change in Control cannot be designated as TDRs under GAAP at the Change in Control date. As a result, the increase is primarily driven by RICs and auto loans originated prior to the Change in Control date which received their first modification, deferral greater than 90 days or second deferral subsequent to the Change in Control date during the reporting period. There have been no significant increases in modification or deferral activity during the reporting period. The increased TDR activity at SHUSA may continue until the loan portfolios acquired as part of the Change in Control run-off.

*        *        *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (617) 646-2528 or by email at jerry.plush@santander.us.

Sincerely,
/s/ Gerald P. Plush
Name: Gerald P. Plush
Chief Financial Officer and Senior Executive Vice President
Santander Holdings USA, Inc.

cc:	Scott E. Powell
President and
Chief Executive Officer
Santander Holdings USA, Inc.